Citigroup Inc.	Offering Summary No. 2015-CMTNG0653 dated August 24, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0653 dated August 24, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Contingent Buffered Notes Based on the S&P 500® Index Due August----, 2018

Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the S&P 500® Index (the “underlying index”) from the initial index level to the final index level.

The securities offer exposure to the potential appreciation of the underlying index and a contingent buffer against a limited range of potential depreciation of the underlying index. In exchange for the contingent buffer, investors in the securities must be willing to forgo any dividends that may be paid on the stocks that constitute the underlying index. In addition, investors in the securities must be willing to accept full downside exposure to the underlying index, with no buffer, if the underlying index depreciates by more than 32.05%.

All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms

Underlying index:	The S&P 500® Index (ticker symbol: “SPX”)
Pricing date:	Expected to be August 24, 2015
Final valuation date:	Expected to be August 24, 2018
Maturity date:	Expected to be August 29, 2018
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪     If the final index level is greater than the initial index level: $1,000 + the return amount

▪     If the final index level is less than or equal to the initial index level but greater than or equal to the barrier level: $1,000

▪     If the final index level is less than the barrier level: $1,000 × the index performance factor

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the final valuation date
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Return amount:	$1,000 × the index percent increase × the upside participation rate
Upside participation rate:	100.00%
Barrier level:	67.95% of the initial index level
CUSIP / ISIN:	17298CDU9 / US17298CDU99
This offering summary does not contain all of the material information an investor should consider before investing in the securities.  This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated August 24, 2015

Selected Risk Considerations

•    You may lose some or all of your investment. If the final index level is less than the barrier level, the contingent buffer against a limited range of potential depreciation of the underlying index offered by the securities will not apply and you will lose 1% of the stated principal amount of the securities for every 1% by which the final index level is less than the initial index level. The securities offer no protection at all if the underlying index depreciates by more than 32.05%.

•    The securities do not pay interest.

•    Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying index.

•    The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•    Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

Hypothetical Payment at Maturity Table*

Hypothetical Final Index Level	Hypothetical Percentage Change from Initial Index Level to Final Index Level	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
3,400.00	70.00%	$1,700.00	70.00%
3,200.00	60.00%	$1,600.00	60.00%
3,000.00	50.00%	$1,500.00	50.00%
2,800.00	40.00%	$1,400.00	40.00%
2,600.00	30.00%	$1,300.00	30.00%
2,400.00	20.00%	$1,200.00	20.00%
2,200.00	10.00%	$1,100.00	10.00%
2,000.00	0.00%	$1,000.00	0.00%
1,800.00	-10.00%	$1,000.00	0.00%
1,600.00	-20.00%	$1,000.00	0.00%
1,400.00	-30.00%	$1,000.00	0.00%
1,359.00	-32.05%	$1,000.00	0.00%
1,358.99	-32.06%	$679.40	-32.06%
1,200.00	-40.00%	$600.00	-40.00%
1,000.00	-50.00%	$500.00	-50.00%
600.00	-70.00%	$300.00	-70.00%
0.00	-100.00%	$0.00	-100.00%

* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial index level to the final index level. The table assumes a hypothetical initial index level of 2,000.00 and a hypothetical barrier level of 1,359.00. Your actual payment at maturity per security will depend on the actual initial index level, the actual barrier level and the actual final index level.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.